14041365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 26 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennaluna and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Sherman Avenue
(No. and Street)

Text Coeur d'Alene (City) Idaho (State) 83814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Nicklas (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCoria, Maichel & Teague
(Name – *if individual, state last, first, middle name*)

7307 N. Division, Suite 222 (Address) Spokane (City) Washington (State) 99208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Nicklas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennaluna & Company, Inc., as of August 18, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

TERRA M. KILE NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 09-09-17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A PROFESSIONAL SERVICES FIRM

Pennaluna & Company

Financial Statements and Supplementary Information

June 30, 2014

dm-t

decoria · maichel · teague

Pennaluna & Company

Financial Statements and Supplementary Information

June 30, 2014

TABLE OF CONTENTS

Pennaluna & Company

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pennaluna and Company

We have audited the accompanying financial statements of Pennaluna and Company ("the Company") which comprise the balance sheet as of June 30, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of Pennaluna and Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information, Computation of Net Capital Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

DeCoria, Maichel & Teague PS

DeCoria, Maichel & Teague, PS
Spokane, Washington
August 18, 2014

Pennaluna & Company, Inc.
Balance Sheet
June 30, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 141,861
Receivable from clearing organization	62,146
Securities owned, at fair value	57,904
Prepaids and other assets	4,669
Total current assets	266,580
Goodwill (Note 3)	20,000
Identified intangible - Roboinvest technology (Note 3)	23,801
Other noncurrent assets	1,000
TOTAL ASSETS	$ 311,381

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 65,404
Accrued commissions	30,382
Subordinated borrowing (Note 4)	40,000
Total current liabilities	135,786
Commitments (Note 5)	
SHAREHOLDERS' EQUITY	
Common stock, non-assessable, par value $1.00 per share 100,000 shares authorized, 72,561 issued and outstanding	72,561
Additional paid in capital	813,606
Treasury stock, 1,923 shares at cost	(160,950)
Accumulated deficit	(549,622)
Total shareholders' equity	175,595
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 311,381

The accompanying notes are an integral part of these financial statements.

Pennaluna & Company, Inc.
Statement of Operations
For the Year Ended June 30, 2014

REVENUES	
Commissions	$ 784,087
Private placements income	167,850
Trading profits, net	148,124
Interest and other income	17,833
Total revenue	1,117,894
EXPENSES	
Employee compensation and benefits	830,718
Clearing organization and quotation fees	417,165
Office expenses	124,898
Interest expense	10,676
Other expenses	140,725
Total expenses	1,524,182
NET LOSS BEFORE INCOME TAXES	(406,288)
INCOME TAX PROVISION - DEFERRED	23,617
NET LOSS	$ (429,905)

The accompanying notes are an integral part of these financial statements.

Pennaluna & Company, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2014

	Common Stock		Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount				
Balances at June 30, 2013	72,561	$ 72,561	$ 813,606	$ (160,950)	$ (119,717)	$ 605,500
Net loss					(429,905)	(429,905)
Balances at June 30, 2014	72,561	$ 72,561	$ 813,606	$ (160,950)	$ (549,622)	$ 175,595

The accompanying notes are an integral part of these financial statements.

Pennaluna & Company, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2014

OPERATING ACTIVITIES:		
Net Loss	$	(429,905)
Noncash items in net loss		
Depreciation		5,379
Deferred tax provision		23,617
Changes in:		
Receivable from clearing organization		(42,940)
Securities owned, at fair value		357,062
Prepaids and other assets		3,581
Accounts payable and accrued expenses		29,487
Accrued commissions		3,372
Cash used by operating activities		(50,347)
FINANCING ACTIVITIES:		
Subordinated borrowing		40,000
Cash provided by financing activities		40,000
Change in cash and cash equivalents		(10,347)
Cash at beginning of year		152,208
Cash at end of year	$	141,861
Supplemental information:		
Interest paid in cash	$	10,676
income taxes paid in cash	$	25

The accompanying notes are an integral part of these financial statements.

Pennaluna & Company, Inc.
Statement of Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2014

Subordinated borrowings at June 30, 2013	$	-
Issuance of subordinated notes		40,000
Subordinated borrowings at June 30, 2014	$	40,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Pennaluna & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area.

The Company's customers are located primarily in Idaho and Washington. The Company clears its proprietary and customer transactions through a clearing organization, National Financial Services, L.L.C., on a fully disclosed basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

The Company purchases securities in various companies to sell to customers. The securities held are initially recorded at cost and are subsequently adjusted to fair value at each reporting date. Transactions are recorded on a trade date basis. Realized gain or loss from sale of the securities is reflected in the statement of operations as trading profits or loss. Unrealized gain or loss resulting from a change in fair value is also classified as trading profit or loss in the statement of operations. Securities owned are in the physical custody of the Company's clearing organization.

Fair Value Measurements

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. Securities owned by the Company are equity securities that are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at June 30, 2014			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 141,861	$ 141,861	$ -	$ -
Securities owned	57,904	57,904	-	-

Private Placement Income

Private placement revenues include commissions earned from securities offerings in which the Company acts as an agent. Commissions earned are recorded on trade date.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company recognizes provision for income taxes based on the asset and liability method. The Company recognizes deferred income tax assets and liabilities and the expected income tax consequences of events that have been recognized in its financial statements. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the periods in which the temporary differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the date of enactment. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will not be realized.

The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Interest and penalties on income-tax related items are classified as non-operating expense on the statement of operations.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months when acquired. Included in cash and cash equivalents at June 30, 2014 is $100,000 held in an escrow account at the Company's clearing organization.

Concentration of Credit Risk

The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets

Goodwill and purchased intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually. The Company reviews goodwill and intangible assets with indefinite lives for impairment annually at the end if its fiscal year and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When assessing impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test and calculate fair value.

3. Intangible Assets

Goodwill: Goodwill relates to the establishment of the Company's trademark and business name prior to the 1990s. Based on its assessment, management has determined that there was no impairment of this asset as of June 30, 2014.

Roboinvest Technology: In December 2012, the Company issued 17,000 shares of common stock to the shareholders of Roboinvest Technology ("Roboinvest") in exchange for all of the shares of Roboinvest. The Company acquired Roboinvest for the purposes of further developing and employing unique technology with the desired effect of increasing trading volume and commissions by incorporating the Roboinvest technology into its online trading platform Penn-Trade. Additionally, the transaction resulted in Pennaluna receiving approximately $232,000 in Roboinvest net cash balance as of the date of the acquisition which served to provide additional working capital for Pennaluna.

During the year ended June 30, 2013, the acquisition of Roboinvest was accounted for using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The estimated fair value of the shares of the Company's common stock issued to the Roboinvest shareholders was $255,000. The Company assumed cash of approximately $240,000 and short term payables of approximately $8,000. The Company assigned an estimated fair value of

approximately $24,000 to the sole identifiable intangible asset acquired which was the Roboinvest technology. As of June 30 2014, the technology has not been placed into service and the Company intends to develop the technology once funds are available. Based on its assessment, management has determined that there was no impairment of this asset as of June 30, 2014.

4. Subordinated Borrowing

At June 30, 2014, the Company has a subordinated borrowing due to its president and his wife in the amount of $40,000. The note originated on June 30, 2014, bears an interest rate of 7.0%, and is payable on June 30, 2015. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it will not be repaid.

5. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at June 30, 2014 are $24,888.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $159,829, which was $59,829 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.5993 to 1.

7. Income Taxes

The Company did not record a current tax provision for the year ended June 30, 2014. The deferred tax provision for the year ended June 30, 2014 of $23,617 is a result of a 100% valuation allowance against net deferred tax assets. The primary component of the Company's deferred taxes is attributable to the future tax benefit of offsetting future taxable income with accumulated federal and state net operating losses ("NOLs"). A valuation allowance of approximately $316,000 was recorded as the Company's ability to realize these net operating losses against future taxable income is not fully certain. The increase in valuation allowance from June 30, 2013 was approximately $245,000. The Company's effective tax rate is 39%.

At June 30, 2014, the Company has United States and state NOL carry forwards of approximately $800,000 and $800,000, respectively, that expire at various dates between 2033 and 2034. Currently tax years 2010-2012 remain open for examination by the United States taxing authorities.

8. Subsequent Events

Management has evaluated subsequent events through August 18, 2014 the date on which the financial statements were available to be issued.

Pennaluna & Company

SUPPLEMENTARY INFORMATION

Pennaluna & Company
Computation of Net Capital
June 30, 2014

Net Capital			
Total stockholders' equity		$	175,595
Add:			
Subordinated borrowings allowable in computation of net capital			40,000
Total capital and allowable subordinated borrowings			215,595
Deductions:			
Nonallowable assets:			
Petty cash (included in cash and cash equivalents)	$ 200		
Prepaids and other assets	4,669		
Goodwil	20,000		
Identified intangible - Roboinvest technology	23,801		
Other noncurrent assets	1,000		
			49,670
Net capital before haircuts			165,925
Haircuts - other securities			6,096
Net Capital			159,829
Computation of basic net capital requirement			
Net capital required			100,000
Excess net capital		$	59,829
Aggregate indebtedness			
Item included in statement of financial condition:			
Accounts payable and accrued expenses	$ 65,404		-
Accrued commissions	30,382		
Total aggregate indebtedness		$	95,786
Ratio: Aggregate indebtedness to net capital			59.93%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2014, as amended, and filed on August 18, 2014.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). Accordingly, Pennaluna & Company is not required to report information on:

- *Computation for Determination of Reserve Requirements* under Rule 15c3-3 under the Securities and Exchange Commission, and
- *Information relating to Possession or Control Requirements* under Rule 15c3-3 under the Securities and Exchange Commission.

Pennaluna & Company

REPORT REQUIRED BY SEC RULE 17A-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Pennaluna and Company

We have reviewed management's statements, included in the accompanying Exemption Provision Report, in which (1) Pennaluna and Company identified the provisions of 17 C.F.R. §15c3-3 (k) 2(ii) (the "exemption provisions") under which it claimed an exemption from 17 C.F.R.§240.15c3-3 and (2) Pennaluna and Company stated that it met the identified exemption provisions for the period June 1, 2014 (effective date) through June 30, 2014 without exception. Pennaluna and Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pennaluna and Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague, PS
Spokane, Washington
August 18, 2014

Pennaluna and Company
Exemption Provision Report
June 30, 2014

We, the management of Pennaluna and Company, claim to our best knowledge and belief that Pennaluna and Company met the exemption from 17 C.F.R.§240.15c3-3 as provided by 17 C.F.R. §15c3-3 (k) 2(ii) (the "exemption provisions") for the period June 1, 2014 (effective date) through June 30, 2014 without exception. We recognize that we are responsible for compliance with the exemption provisions. We represent that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Ron Nicklas, President

Date: August 18, 2014

PENNALUNA AND COMPANY

Schedule of Assessment and Payments (Form SIPC-7)

June 30, 2014

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Directors of Pennaluna & Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Pennaluna and Company (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries, specifically copies of checks and bank statement, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;
3. Compared any adjustment reported in Form SIPC-7 with supporting schedules and working papers, specifically statements received from the clearing organization that reported unrealized gains (losses) and trading profit (losses), noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did no conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague, P.S.

Spokane, Washington
August 18, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015943 FINRA JUN
PENNALUNA & COMPANY INC
D/B/A PENNALUNA & COMPANY
421 E SHERMAN AVE STE 203
COEUR D ALENE ID 83814-2728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3224.58

B. Less payment made with SIPC-6 filed (exclude interest) (1661.00)
2/10 (1571.83) + 3/17 (89.17)
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1563.58

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1563.58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1563.58

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pennaluna & Company
(Name of Corporation, Partnership or other organization)

Kathy V. [signature]
(Authorized Signature)

Dated the 15th day of August, 2014.

Financial Operations Prin.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,117,897

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. 171,936

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 1,289833

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

d. SIPC Net Operating Revenues $ 1,289833

e. General Assessment @ .0025 $ 3224.58

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